CUSIP No. 879102101                                                Page 1 of 10



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 Tekgraf, Inc.
                                (Name of Issuer)

                Class A Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   879102101
                                 (CUSIP Number)

                               William M. Rychel
                          980 Corporate Woods Parkway
                             Vernon Hills, IL 60061
                           Telephone: (847) 913-5888
 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 14, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13b-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879102101                                                Page 2 of 10

                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Beverly Nerenberg
----------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [X]
                                                                                                             (b) [_]

----------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                 [_]

----------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
----------------------------------------------------------------------------------------------------------------------
    NUMBER OF       7     SOLE VOTING POWER
      SHARES
  BENEFICIALLY      --------------------------------------------------------------------------------------------------
    OWNED BY        8     SHARED VOTING POWER
      EACH
    REPORTING             252,898
  PERSON WITH       --------------------------------------------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

                    --------------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          252,898
----------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         252,898
----------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [X]

----------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.5%
----------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
----------------------------------------------------------------------------------------------------------------------

CUSIP No. 879102101                                                Page 3 of 10

----------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         A. Lowell Nerenberg
----------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [X]
                                                                                                             (b) [_]

----------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                 [_]

----------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
----------------------------------------------------------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY       --------------------------------------------------------------------------------------------------
   OWNED BY         8     SHARED VOTING POWER
    EACH
  REPORTING               252,898
 PERSON WITH        --------------------------------------------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

                    --------------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          252,898
----------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         252,898
----------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         [X]


----------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.5%
----------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
----------------------------------------------------------------------------------------------------------------------

CUSIP No. 879102101                                                Page 4 of 10


                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Thomas A. Gust
----------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [X]
                                                                                                             (b) [_]

----------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                 [_]

----------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
----------------------------------------------------------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY             416,841
  OWNED BY          --------------------------------------------------------------------------------------------------
    EACH            8     SHARED VOTING POWER
  REPORTING
 PERSON WITH        --------------------------------------------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

                          416,841
                    --------------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         416,841
----------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [X]


----------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.7%
----------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
----------------------------------------------------------------------------------------------------------------------

CUSIP No. 879102101                                                Page 5 of 10


                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         William M. Rychel
----------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [X]
                                                                                                             (b) [_]

----------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                 [_]

----------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
----------------------------------------------------------------------------------------------------------------------
   NUMBER OF        7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY           402,925
    OWNED BY        --------------------------------------------------------------------------------------------------
     EACH           8    SHARED VOTING POWER
   REPORTING
   PERSON WITH      --------------------------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         402,925
                    --------------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         402,925
----------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [X]


----------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.6%
----------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN

----------------------------------------------------------------------------------------------------------------------

CUSIP No. 879102101                                                Page 6 of 10



ITEM 1.    SECURITY AND ISSUER

           This statement relates to the Class A Common Stock, par value $.001 (the "Class A Stock") of Tekgraf, Inc. (the "Issuer"), the principal executive offices of which are located at 645 Hembree Parkway, Suite J, Roswell, Georgia 30076.

ITEM 2.    IDENTIFY AND BACKGROUND

           This statement is filed by (i) Beverly Nerenberg, who is employed by BL Associates, an internet-based business selling consumer products over the internet, located at 17513 Sir Galahad Way, Ashton, MD 20861; (ii) A. Lowell Nerenberg, who is also employed by BL Associates, located at 17513 Sir Galahad Way, Ashton, MD 20861; (iii) William M. Rychel, who is the Chief Executive Officer of Tekgraf, Inc., his office being located at 980 Corporate Woods Parkway, Vernon Hills, IL 60061; and (iv) Thomas A. Gust, who is employed by GB marketing, an independent manufacturers representative specializing in computer products, located at 200 North Fairway Drive, Suite 202, Vernon Hills, IL 60061 (collectively, the "Shareholders").

           During the last five years, to the best of their knowledge, none of the Shareholders have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. All reporting persons are citizens of the U.S.A.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

           As noted in Item 4 below, the only reason the Shareholders have filed this statement is that they have orally agreed to vote their Class A Stock and Class B Stock to effect an amendment to the articles of incorporation that would result in the conversion of the Class B Stock into Class A Stock, and under Rule 13d-5(b)(1) each Shareholder is therefore deemed to have acquired the beneficial ownership of all the equity securities beneficially owned by each other Shareholder. Thus, each of the Shareholders is deemed to have acquired the beneficial ownership of each other's Class A Stock. Because this deemed acquisition is the only acquisition reported on this statement, no information is provided as to the source and amount of funds and other consideration.

CUSIP No. 879102101                                                Page 7 of 10



ITEM 4.    PURPOSE OF TRANSACTION

           The only reason the Shareholders have filed this statement is that they have orally agreed to act together for the purpose of acquiring additional Class A Stock, as follows. Each Shareholder owns Class A Stock and Class B Common Stock, par value $.001 ( "Class B Stock") of the Issuer. Holders of the Class B Stock have five votes per share as compared to one vote per share for the holders of Class A Stock. Otherwise, the Class B Stock is identical to the Class A Stock, and the Class B Stock is convertible into Class A Stock on a one-to-one basis. Management of the Issuer has proposed that an amendment to the Issuer's articles of incorporation be submitted to the shareholders that, if approved, would result in the conversion of all outstanding Class B Stock into Class A Stock on a one-to-one basis. Each Shareholder currently intends to vote his or her Class A Stock and Class B Stock in favor of such an amendment if presented at a shareholders' meeting. Under Rule 13d-5(b)(1), two or more persons are deemed to have acquired the beneficial ownership of all the equity securities beneficially owned by each person as of the date of an agreement to act together for the purpose of acquiring, holding, voting, or disposing of equity securities of an issuer. Thus, each of the Shareholders is deemed to have acquired the beneficial ownership of each other's Class A Stock. Each of the Shareholders intends to hold all of his or her shares of Class A Stock for investment purposes.

ITEM 5.    INTEREST IN THE SECURITIES OF THE ISSUER

           (a) As noted in Item 4 above, the only reason the Shareholders have filed this statement is that they have orally agreed to vote their Class A Stock and Class B Stock to effect an amendment to the articles of incorporation that would result in the conversion of the Class B Stock into Class A Stock, and under Rule 13d-5(b)(1) each Shareholder is therefore deemed to have acquired the beneficial ownership of all the equity securities beneficially owned by each other Shareholder. Thus, the aggregate number of shares of Class A Stock beneficially owned by the each member of the group is 1,072,664, approximately 26.5% of the Class A Stock.

           (b) While the Shareholders are deemed to have beneficial ownership of each other's shares of Class A Stock under Rule 13d-5(b)(1), each reporting person individually beneficially owns the following amounts of shares.

                    (1) Beverly Nerenberg and A. Lowell Nerenberg have shared voting and disposition power with respect to 72,432 shares of Class A Stock and 180,466 shares of Class B Stock. Thus, the Nerenbergs have beneficial ownership of 252,898 shares of Class A Stock (includes the right to conversion of 180,466 shares of Class B Stock), or approximately 7.5% of the outstanding shares of Class A Stock.

                    (2) William M. Rychel has sole voting and disposition power with respect to 117,983 shares of Class A Stock and 284,942 shares of Class B Stock.

CUSIP No. 879102101                                                Page 8 of 10



                           Thus, Mr. Rychel beneficially owns 402,925 shares of Class A Stock (includes the right to conversion of 284,942 shares of Class B Stock), or approximately
                           11.6 % of the outstanding shares of Class A Stock.

                  (3) Thomas A. Gust has sole voting and disposition power with respect to 40,216 shares of Class A Stock and 376,625 shares of Class B Stock. Thus, Mr. Gust beneficially owns 416,841 shares of Class A Stock (includes the right to conversion of 376,625 shares of Class B Stock), or approximately 11.7 % of the outstanding shares of Class A Stock.

         Under Rule 13d-4 of the Securities Exchange Act of 1934, each of the Shareholders expressly declares that the filing of this statement shall not be construed as an admission that each of the Shareholders, for the purposes of section 13(d), or 13(g) of the Act, are beneficial owners of each other's Class A Stock, except that Mr. and Mrs. Nerenberg state that they share beneficial ownership of the Class A Stock held by each other.

         (c) The list below sets forth the transactions by Mr. and Mrs. Nerenberg in the past 60 days. Upon the sale of Class B Stock, the shares are automatically converted to Class A Stock. All of such sales were effected by the Nerenbergs on NASDAQ.

                  1.       9/23/99 - 2000 shares at 1 3/16
                  2.       9/24/99 - 2800 shares at 1 3/16
                  3.       9/27/99 - 2000 shares at 1 3/16
                  4.       9/28/99 - 5000 shares at 1 3/16
                  5.       9/29/99 - 1000 shares at 1 3/16
                  6.       10/01/99 - 2000 shares at 1 3/16
                  7.       10/06/99 - 3800 shares at 1 1/8

                  No transactions of Class A Stock were entered into by Mr. Rychel or Mr. Gust in the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Shareholders have an oral understanding that if the proposal is presented at a shareholders meeting, they will each vote their shares of Class A Stock and Class B Stock in favor of an amendment to the articles of incorporation to convert the Class B Stock to Class A Stock.

CUSIP No. 879102101                                                Page 9 of 10



ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Exhibit 1. Copies of written agreement relating to the filing of joint acquisition statement as required by Rule 13d-1(k).



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 14, 1999


                                   BEVERLY NERENBERG:



                                       /S/ Beverly Nerenberg
                                   ----------------------------------------

                                   A. LOWELL NERENBERG:



                                       /S/ A. Lowell Nerenberg
                                   ----------------------------------------

                                   WILLIAM M. RYCHEL:



                                       /S/ William M. Rychel
                                   ----------------------------------------

                                   THOMAS A. GUST:



                                       /S/ Thomas A. Gust
                                   ----------------------------------------